ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

October 7, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norcraft Companies, Inc.
Draft Registration Statement on Form S-1
CIK No. 0001582616
SEC Comment Letter dated October 4, 2013

Attn:	Kamyar Daneshvar/Craig Slivka – Legal
Mindy Hooker/Anne McConnell – Accounting

Ladies and Gentlemen:

On behalf of Norcraft Companies, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), we submit for review by the Securities and Exchange Commission (the “Commission”) the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes to the draft Registration Statement submitted to the Commission on September 26, 2013 (“Submission No. 3”).

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated October 4, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement or in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2013

The Company has asked us to convey the following as its responses to the Staff:

Consolidated Financial Statements

Basis of Presentation, page F-7

1.	We have read your response to prior comment 14 of our letter dated September 19, 2013. Please tell us the nature and magnitude of the assets of SKM Norcraft Corp and Trimaran Cabinet Corp, other than their interests in Norcraft Holdings LP, that they intend to distribute to their respective shareholders prior to the Reorganization. Please also tell us the nature and magnitude of any liabilities of SKM Norcraft Corp and Trimaran Cabinet Corp and more fully explain your statement that they “do not have any liabilities that would not otherwise be covered by the indemnification provisions set forth in the Reorganization Agreement”. Finally, when the exchange ratios are determined, please provide us an explanation of how they were determined.

Response to Comment 1:

The nature of the assets of each of SKM Norcraft Corp. and Trimaran Cabinet Corp., other than their interests in Norcraft Holdings, L.P., is cash and taxes receivable. The magnitude of the assets of SKM Norcraft Corp. as of the time of the Reorganization is expected to be $0, as the approximately $10.4 million of cash that SKM Norcraft Corp. currently holds will be distributed in full to the SKM Norcraft Corp. shareholders prior to the Reorganization (as described in the Registration Statement). The magnitude of the assets of Trimaran Cabinet Corp. as of the time of the Reorganization is also expected to be $0, as the immaterial amount of cash that Trimaran Cabinet Corp. currently holds will be distributed to the Trimaran Cabinet Corp. shareholders prior to the Reorganization.

The nature of the liabilities of each of SKM Norcraft Corp. and Trimaran Cabinet Corp. are distributions payable to their respective shareholders and potential tax liabilities. As indicated above, each of SKM Norcraft Corp. and Trimaran Cabinet Corp. will have distributed substantially all of their cash to their respective shareholders prior to the Reorganization. As a result, the magnitude of the liabilities of SKM Norcraft Corp. and Trimaran Cabinet Corp. as of the time of the Reorganization is expected to be approximately $374,000 and $231,000, respectively, of potential tax liabilities. These tax liabilities will not be settled prior to the Reorganization, as they will not be definitively known at that time. Thus, as of the time of the Reorganization, the assets and liabilities of SKM Norcraft Corp. and Trimaran Cabinet Corp., other than the interests they hold in Norcraft Holdings L.P., will be immaterial to the Company.

Further, the Company acknowledges the statement that SKM Norcraft Corp. and Trimaran Cabinet Corp. “do not have any liabilities that would not otherwise be covered by the indemnification provisions set forth in the Reorganization Agreement” in the Registration Statement. Pursuant to the reorganization agreement, each of SKM Norcraft Corp. and Trimaran Cabinet Corp. will agree to indemnify the Company for any liabilities, including potential tax liabilities, that SKM Norcraft Corp. and Trimaran Cabinet Corp. incurred prior to entering into the reorganization agreement.

Division of Corporation Finance

Securities and Exchange Commission

October 7, 2013

The Company acknowledges the Staff’s comment and respectfully directs the Staff to page 37 of the Registration Statement where the Company explains how it expects to determine the exchange ratios. The Company advises the Staff that once the exchange ratios are determined, it will provide the Staff with the ratios.

The Company respectfully advises the Staff that the description of the Reorganization previously included on pages

F-7 and F-8 of the Registration Statement has been removed, as it is prospective information and does not impact the historical results of Norcraft Holdings, L.P. included therein. The Company respectfully directs the Staff to pages 35 through 38 of the Registration Statement, which sets forth the same disclosure that was previously included on pages F-7 and F-8.

Nature of Company, page F-8

2.	We have read your response to prior comment 15 of our letter dated September 19, 2013 and the supplemental information you provided. To the extent the gross profit margins of your operating segments varied during the periods presented, please revise MD&A to address and discuss the underlying reasons for the variances and their impact on your consolidated results. While we note you expect the variances in gross margins to diminish in the near future, to the extent convergence is not achieved, please confirm that you will reconsider whether your operating segments have similar economic characteristics and whether aggregation continues to be appropriate.

Response to Comment 2:

The Company has revised the Registration Statement in response to the Staff’s comment. Pages 58 through 60 of the Registration Statement revise Submission No. 3 to address and discuss the underlying reasons for the gross profit margin variances and their impact on the Company’s consolidated results. The Company respectfully acknowledges the Staff’s comment and confirms that to the extent the convergence it expects in its gross margins in the near future is not achieved, it will reconsider whether its operating segments have similar economic characteristics and whether aggregation continues to be appropriate.

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We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (212) 841-0623 or Megan Baier of our offices at (212) 596-9412.

Very truly yours,

/s/ Carl Marcellino

Carl Marcellino

cc:

Mark Buller

Leigh Ginter

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